Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXCERPT FROM THE MINUTES OF THE BOARD OF DIRECTORS ORDINARY MEETING

HELD ON APRIL 27, 2023

1.Date, Time, and Place: On April 27, 2023, at 10:30 a.m., at the branch of Suzano S.A. (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff e Rodrigo Calvo Galindo. Additionally, were invited to attend the meeting, Additionally, invited to participate in the meeting, Messrs. Walter Schalka, Company’s President, Marcelo Bacci, Chief Financial Officer, Investor Relations, and Mrs. Silvia Krueger Pela, as Secretary.

3.Call: The meeting has been timely called under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board: Mr. David Feffer chaired the meeting, and Mrs. Silvia Krueger Pela acted as secretary.

5.Agenda: Resolutions: (i) (...) (iii) reelection of the Company’s Board of Officers: (a) reelection of the Company’s Statutory Board of Officers; (b) composition of the Company’s non-statutory Board of Officers; and (c) composition of the Company’s non-statutory Operational Board of Officers; (...); (v) Update on the Change of Members of the Committees.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.	Presentation, discussions on the agenda, and resolutions:

(Continuation of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 27, 2023)

7.1Topics for Resolution:

7.1.3.1.The Directors approved, unanimously and without reservations, the re-election of the following members of the Company’s Statutory Board of Officers, under article 18 of the Company’s Bylaws, for a term of one (01) year that will be valid until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts for the fiscal year ending on December 31, 2023:

(i)	as Chief Executive Officer, Mr. WALTER SCHALKA, Brazilian, married, engineer, enrolled with CPF/ME under No. 060.533.238-02 and holder of Identity Card RG No. 6.567.956-8 SSP/SP;

(ii)	as Executive Officer – Pulp Operations, Mr. AIRES GALHARDO, Brazilian, married, business manager, enrolled with CPF/ME under No. 249.860.458-81 and holder of Identity Card RG No. 24.854.223-0 SSP/SP;

(iii)	as Executive Officer – Forestry and Procurement, Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JUNIOR, Brazilian, married, engineer, enrolled with CPF/ME under No. 910.169.166-04 and holder of Identity Card RG No. M-4.379.898 SSP/MG;

(iv)	as Executive Officer – New Business, Strategy, IT and Digital, Mr. CHRISTIAN ORGLMEISTER, Brazilian, married, engineer, enrolled with CPF/ME under No. 165.972.718-90 and holder of Identity Card RG No. 15.528.591-9 SSP/SP;

(v)	as Executive Officer – Sustainability, Research and Innovation, Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, Brazilian, married, engineer, enrolled with CPF/ME under No. 563.952.646-72 and holder of Identity Card RG No. M341408 SSP/MG; and

(vi)	as Executive Officer – Commercial Pulp and Logistics, Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI, Brazilian, married, business manager, enrolled with CPF/ME under No. 650.128.445-72 and holder of Identity Card RG No. 337.977.07 SSP/SP;

(vii)	as Executive Officer – Finance and Investor Relations, Mr. MARCELO FERIOZZI BACCI, Brazilian, divorced, business manager, enrolled with CPF/ME under No. 165.903.168-05 and holder of Identity Card RG No. 18.153.504-0 SSP/SP.

Note that, due to the approval of the resolution indicated above, the Company’s Statutory Board of Officers will be comprised as follows: (i) Mr. WALTER SCHALKA, as Chief Executive Officer;

(Continuation of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 27, 2023)

(ii) Mr. AIRES GALHARDO, as Executive Officer – Pulp Operations; (iii) Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR, as Executive Officer – Forestry and Procurement; (iv) Mr. CHRISTIAN ORGLMEISTER, as Executive Officer – New Business, Strategy, IT and Digital; (v) Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, as Executive Officer – Sustainability, Research, and Innovation; (vi) Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI, as Executive Officer – Commercial Pulp, and Logistics; and (vii) Mr. MARCELO FERIOZZI BACCI, as Executive Officer – Finance and Investor Relations. The elected members (i) are residents and domiciled in the City of São Paulo, State of São Paulo, with a business address at Avenida Brigadeiro Faria Lima, 1355, 7th floor, Pinheiros, ZIP Code 01.452-919, (ii) will take office on April 27, 2022, upon signature of their respective Instrument of Investiture and compliance with the arbitration clause referred to in article 40 of the Novo Mercado Regulations, and (iii) they are not subject to any of the impediments provided by law.

7.1.3.2.The Directors approved, unanimously and without reservations, the composition of the Company’s non-statutory Board of Officers, under article 14, letter “s”, of the Company’s Bylaws, for a term concurrent with the term of office of the Statutory Board of Officers:

(i)	As Executive Officer - People and Management, SSQVF, Communication, and Brand, Mrs. CAROLINE CARPENEDO, Brazilian, enrolled with CPF/MF under No. 002.011.470-25;

(ii)	as Executive Officer – Paper and Packaging, Mr. FABIO ALMEIDA DE OLIVEIRA, Brazilian, enrolled with CPF/ME under No. 138.815.728-48;

(iii)	as Executive Officer – Consumer Goods and Corporate Affairs, Mr. LUIS RENATO COSTA BUENO, Brazilian, enrolled with CPF/ME under No. 922.321.326-68;

(iv)	as Executive Officer – China, Mr. PABLO FRANCISCO GIMENEZ MACHADO, Brazilian, enrolled with CPF/ME under No. 271.385.948-44;

7.1.5.1. The Directors approved, unanimously and without reservations, the changes in the composition of the members of the Statutory Audit Committee, with regular composition due to the dismissal of Mrs. Adriana Caetano and Mr. Rodrigo Kede de Freitas Lima, and will be comprised with the members indicated below, all with the specified term of office of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year ending on December 31, 2023:

Members	Title
Ana Paula Pessoa	Coordinator
Carlos Biedermann	Financial Specialist

(Continuation of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 27, 2023)

Marcelo Moses de Oliveira Lyrio	Member
Paulo Rogerio Caffarelli	Risk Specialist

7.1.5.2. The Directors approved, unanimously and without reservations, the changes in the composition of the members of the Management and Finance Committee, with the dismissal of Mr. Fabio Coelho, and will be comprised with the members indicated below, all with the specified term of office of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year ending on December 31, 2023:

Members	Titles
David Feffer	Coordinator
Nildemar Secches	Member
Walter Schalka	Member
Marcelo Strufaldi Castelli	Member
Rodrigo Calvo Galindo	Member
Gabriela Feffer Moll	Member
Paulo Sergio Kakinoff	Member

7.1.5.3. The Directors approved, unanimously and without reservations, the changes in the composition of the members of the Strategy and Innovation Committee with (a) dismissal of Mr. Fabio Coelho and Mrs. Maria Priscila Rodini Vansetti Machado; (b) appointment of Mr. David Feffer, as coordinator. With the aforementioned changes, the Committee will be comprised of the members indicated below, all with the specified term of office of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year ending on December 31, 2023:

Members	Titles
David Feffer	Coordinator
Nildemar Secches	Member
Marcelo Strufaldi Castelli	Member
Rodrigo Calvo Galindo	Member
Gabriela Feffer Moll	Member
Marcelo Moses de Oliveira Lyrio	Member
Paulo Sergio Kakinoff	Member

7.1.5.4. The Directors approved, unanimously and without reservations, the changes in the composition of the members of the People Committee, with the dismissal of Mr. Fabio Coelho, and will be comprised with the members indicated below, all with the specified term of office of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year ending on December 31, 2023:

(Continuation of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 27, 2023)

Members	Title
Nildemar Secches	Coordinator
David Feffer	Member
Gabriela Feffer Moll	Member
Marcelo Strufaldi Castelli	Member
Paulo Sergio Kakinoff	Member
Rodrigo Calvo Galindo	Member
Walter Schalka	Member

7.1.5.5. The Directors approved, unanimously and without reservations, the changes in the composition of the members of the Sustainability Committee, with the dismissal of Mrs. Maria Priscila Rodini Vansetti Machado, as coordinator of the Committee, which will be comprised of the members indicated below, all with the specified term of office of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year ending on December 31, 2023:

Members	Titles
Maria Priscila Rodini Vansetti Machado	Coordinator
Clarissa De Araújo Lins	Member
Daniel Feffer	Member
David Feffer	Member
Gabriela Feffer Moll	Member
Haakon Lorentzen	Member
Philippe Marie Joseph Joubert	Member
Ronaldo Iabrudi Dos Santos Pereira	Member

Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have effects retroactive to the date of the meeting.  It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website.

I certify that this is an extract of the minutes of the Board of Directors Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, April 27, 2023.

Silvia Krueger Pela Secretary